

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Gregory Gorgas
President and Chief Executive Officer
Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, California 92075

>   **Re: Artelo Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 6, 2023**
>   **File No. 333-273153**

Dear Gregory Gorgas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Hornish